                                                                     EXHIBIT 2.1




                               JAVA GROUP, INC.

                              PURCHASE OF ASSETS

                                      OF

                              DNR RESOURCES, INC.

                          ---------------------------

                                MARCH 26, 1998



Asset Purchase Agreement

                           ASSET PURCHASE AGREEMENT
                           ------------------------

     THIS ASSET PURCHASE AGREEMENT (this "Agreement"), made and entered into effective the 26th day of March, 1998, by and between JAVA GROUP, INC., a public Delaware corporation (the "Purchaser"), and DNR RESOURCES, INC., a public Delaware corporation ("Seller");

                                  WITNESSETH:
                                  -----------

WHEREAS, subject to the terms and conditions contained in this Agreement, Seller desires to sell, and Purchaser desires to purchase, certain assets specified herein;

     WHEREAS, the parties wish to make certain agreements related to such purchase and sale and certain other agreements;

     NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

     SECTION 1.  PURCHASE AND SALE OF ASSETS

     1.1 Purchase and Sale. Subject to the terms and conditions contained herein, Seller hereby sells, assigns, transfers, conveys, and delivers to Purchaser, and Purchaser hereby purchases from Seller, all of Seller's right, title, and interest in and to the following of Seller's assets (all of such assets being referred to herein collectively as the "Assets"):

     1.2 Assets. Without limiting the generality of Section 1.1 hereof, the Assets include the following:

          (a) All of Seller's oil and gas properties (both real and personal), including all well head and operating equipment, operating supplies, furniture, fixtures, computer software, shop inventory, and leasehold improvements, including but not limited to those listed on Exhibit "A" hereto;

          (b) All technical data, customer lists and records, customer credit information, computer printouts, correspondence, documentation relating to Seller's oil and gas business; and copies of all accounting records, inventory records, and all other files and records of Seller's oil and gas business;

          (d) All of Seller's good-will, including the right to use the current name and telephone number of "Belleview Field of DNR" (Seller agrees to execute any documents required to transfer said name and telephone number to Purchaser); and

          (e) All of Seller's rights under the "Assumed Contracts" (as herein defined).


Asset Purchase Agreeement

      SECTION 2.  ASSUMPTION OF LIABILITIES

      2.1 Limit on Assumed Obligations. Except as expressly provided in Section 2.2, no obligation or liability of Seller or relating to Seller's business or the Assets, of any nature whatsoever (whether express or implied, fixed or contingent, liquidated or unliquidated, known or unknown, accrued, due or to become due), is being assumed by Purchaser, nor shall Purchaser be liable to pay, perform or discharge any such obligation or liability, nor shall the Assets be subject to any such obligation or liability. Without limiting the generality of the foregoing, except as expressly provided in Section 2.2, Purchaser has not assumed or become liable to pay, perform or discharge, and Seller warrants that no Asset is subject to:

          (a) Any mortgage, security interest, lien or encumbrance of any kind, other than as expressly assumed pursuant to Section 2.2;

          (b) Any obligation or liability arising from the relationship between Seller and any of its employees or based upon termination of such employees by Seller, including, without limitation, any severance or vacation pay obligation of Seller existing at the "Effective Time" (as herein defined) or arising by reason of the termination of Seller's employees by Seller;

          (c) Any obligation or liability of Seller for or relating to taxes of any nature or description, whenever incurred or accrued, including, without limitation, any tax liability for any period prior to the Effective Time;

          (d) Any obligation, liability or expense arising out of any claim made or suit brought for personal injury, death, property damage, tortious injury or damage, breach of fiduciary duty or trust, or errors or omissions, in any case attributable to a cause of action arising prior to the Effective Time;

          (e) Any obligation or liability arising from a violation or alleged violation of law, rule or regulation prior to the Effective Time, including, without limitation, any claim, obligation, liability, loss, damage or expense, of whatever kind or nature, contingent or otherwise, known or unknown, incurred or imposed or based upon any provision of federal, state or local law or regulations or common law applicable to Seller's business, and arising out of any act or omission of Seller, or Seller's employees, agents or representatives occurring prior to the Effective Time;

          (f) Any obligation or liability to any shareholder of Seller, however arising;

          (g) Any obligation or liability relating to any act or omission of Seller under, or breach by Seller of, any Assumed Contract prior to the Effective Time;


Asset Purchase Agreement

          (h) Any liability arising from the assignment to Purchaser of any Assumed Contract without having obtained any required consent to such assignment; or

          (i) Any liability or obligation arising in connection with any litigation, claim or proceeding to which Seller is or becomes a party.

     2.2 Assumed Obligations. Purchaser hereby assumes the following, and only the following, liabilities and obligations of Seller (the "Assumed Obligations"):

          (a) Seller's obligations arising after, and properly accruable to periods subsequent to, the Effective Time under the terms of those contracts, agreements and leases listed on Exhibit "B" hereto (the "Assumed Contracts"), to the extent, and only to the extent, such obligations and liabilities are set forth in the copies of the Assumed Contracts delivered to Purchaser, and

          (b) The liabilities, if any, listed on Exhibit "C" hereto.

     SECTION 3.  PURCHASE PRICE

     The purchase price (the "Purchase Price") for the Assets shall be Three Million (3,000,000) shares of Purchaser's Series A Convertible Preferred Stock ($.0001 par value) ("Preferred Stock") which will at Purchaser's option be redeemed or converted on or before sixty months after closing. Purchaser shall make an allocation (the "Allocation") of the Purchase Price among the Assets within a reasonable period after the Closing Date and promptly notify Seller in writing thereof. Purchaser and Seller shall use the Allocation in filing Form 8594 with the Internal Revenue Service, as required by Section 1060 of the Internal Revenue Code of 1986, as amended, and in filing all relevant federal and state income tax returns. Seller agrees to cooperate with Purchaser to the extent necessary to comply with any documentation or other requirements that may arise in conjunction with filing Form 8594.

     Each share of Preferred Stock will, at the option of Purchaser, be either
(1) convertible into said number of Purchaser's common stock to equal a fair market value of $3,000,000 (plus any accrued and unpaid dividends) at the time of conversion based upon the average prices of such shares during the five trading days preceding the date of Purchaser's election, or (2) be redeemed sixty months (60) after closing for cash in the amount of $2,500,000 plus any accrued and unpaid dividends. Purchaser may convert the Preferred Stock into shares of Common stock of Purchaser at any time after the date of issue; however if not converted prior to sixty months (60) after closing, Purchaser will be obligated to redeem said shares.

     Should the Purchaser elect to convert the preferred stock to common stock, Purchaser will use it's best efforts in insure that it has an amount of common stock sufficient to accomplish the conversion.

Asset Purchase Agreement

     SECTION 4.  CLOSING.

     The closing (the "Closing") of the transactions contemplated hereby will occur on or before March 31, 1998 which is herein sometimes referred to as the "Effective Time."

     SECTION 5.  REPRESENTATION AND WARRANTIES OF SELLER.

     Seller hereby represents, warrants, covenants, and agrees to and with Purchaser as follows:

     5.1 Due Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the corporate power and authority to own the Assets, to conduct its business as it is now being conducted, and to enter into and perform its obligations under this Agreement and all other documents, instruments and agreements delivered by Seller pursuant hereto (collectively, with this Agreement, the "Seller Agreements").

     5.2 Approval and Effect of Sale. The execution and delivery of the Seller Agreements by Seller, the sale and delivery of the Assets, and the performance by Seller of all obligations under the Seller Agreements have been duly authorized by all necessary corporate action on the part of Seller. The Seller Agreements have been duly executed and delivered by Seller, and the Seller Agreements constitute valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms (subject to limitations on enforceability under normal equity principles and by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the rights of creditors generally), and the consummation of the transactions contemplated herein and therein will not violate or result in a default under the terms or provisions of Seller's charter or bylaws. No consent or approval of any governmental authority is required in connection with the execution and delivery by Seller of the Seller Agreements or the consummation of the transactions provided for herein and therein.

     5.3 Title of Assets. Seller has, and has conveyed to Purchaser pursuant hereto, good title to all of the Assets, free and clear of any pledge, lien, security interest, encumbrance or restriction not listed on Exhibits "B" or "C" hereto.

     5.4 Contracts. A true, correct, and complete copy of each of the Assumed Contracts is included in the business records located at Seller's business. Seller has duly performed in all material respects all obligations to be performed by it under the Assumed Contracts at or prior to the Effective Time and has received no notice from any other party thereto that it is in default in any material respect under any of its obligations thereunder. To the best knowledge of Seller, no other party to any Assumed Contract is in default in any material respect under any of its obligations thereunder. No condition or state of facts exists that with notice or the passage of time, or both, would constitute a default by Seller under any Assumed Contract, and each Assumed Contract is in full force and effect and enforceable by Seller (and, after assignment to


Asset Purchase Agreement

Purchaser at the Effective Time, by Purchaser) against all other parties thereto in all material respects.

     5.5 Litigation Claims. There is no litigation, action, suit, proceeding or governmental investigation arising out of the operations of Seller that is pending or, to the best of Seller's knowledge, threatened, against Seller or affecting Seller or Seller's business or any of the Assets, at law or in equity, or before any federal, state, municipal, local, or other governmental authority, nor does Seller know or have reason to know of any ground for any such litigation, action, suit, proceeding, or investigation. Seller is not subject to any order, writ, or decree of any court of other governmental authority arising out of Seller's business and Seller is not involved in any material controversy with any of its employees.

     5.6 Compliance with Law. Seller is in compliance in all material respects, and has complied in every material respect, with all laws, regulation, rules, and decrees of all governmental authorities whatsoever that are applicable to the conduct of its business.

     5.7 Finder's Fee. Seller has done nothing to cause Purchaser to incur any liability to any party for any brokerage or finder's fee or agent's commission, or the like, in connection with this Agreement or any transactions provided for herein.

     5.8 Taxes. All tax returns of Seller of every kind, including, without limitation, returns of all income taxes, real and personal property taxes, intangibles taxes, withholding taxes, employee compensation taxes and all other applicable taxes, due to have been filed prior to the Effective Time have been duly filed in accordance with applicable law. No deficiencies for any taxes have been asserted or, to the knowledge of Seller, threatened, and no audit of such returns is currently underway or, to the knowledge of Seller, threatened. There are no outstanding agreements by Seller for the extension of time for the assessment of any tax.

     5.9 Material Misstatements or Omissions. No representation or warranty made by Seller in any Seller Agreement, and no written statement or exhibit that has been furnished to Purchaser pursuant hereto or thereto, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

     SECTION 6.  REPRESENTATION AND WARRANTIES OF PURCHASER

     Purchaser hereby represents, warrants, covenants, and agrees to and with Seller as follows:

     6.1 Organization; Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified as a foreign corporation in all jurisdictions in which it is required to qualify as a result of the conduct of its business or ownership of its properties and where the failure to be so qualified could reasonably be anticipated to have a Material Adverse Effect.

Asset Purchase Agreement

     6.2. Capitalization. The authorized capital stock of Purchaser as of the date of this Agreement, consists of 50,000,000 shares of common stock, $.0001 par value per share, of which 7,580,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, $.0001 par value per share, none of which will be outstanding. There are no outstanding options, warrants, calls, puts, commitments and other rights to purchase, or securities or other rights convertible or exchangeable into, capital stock of Purchaser. All securities issued or issuable by Purchaser have been paid for and delivered in accordance with the terms of applicable agreements or instruments, duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission with respect thereto and are not subject to personal liability by reason of being such holders; none of such securities were issued in violation of the preemptive rights of any holder of any security of Purchaser or any similar rights granted by Purchaser or Applicable Law.

     6.3. Authority; Enforceability; Non-Contravention. Purchaser has the corporate power and authority to conduct the business and activities conducted by it and to own or lease the assets owned or leased by it. Purchaser has the corporate power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered hereunder, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by such party pursuant to the provisions hereof. This Agreement and all other documents required to be executed and delivered by Purchaser hereunder have been duly authorized by all corporate action necessary, as applicable and constitute the legal, valid and binding obligations of Purchaser. Neither the execution nor the delivery of this Agreement or any other documents required to be executed and delivered by Purchaser hereunder or the consummation of the transactions contemplated hereby (i) conflicts with or constitutes any violation or breach of the Certificate of Incorporation or the Bylaws of Purchaser; (ii) constitutes any violation or breach of, or gives any other Person any rights (including any right of acceleration, termination or cancellation) under, any Contract or other document or agreement to which Purchaser is a party, the violation of which, in the aggregate, could reasonably be expected to have a Material Adverse Effect; (iii) constitutes a violation of any Order or Applicable Law; or (iv) will result in the creation of any Lien on any of the assets or properties of Purchaser.

     6.4. Compliance with Laws. Except for any violations of Applicable Law arising from Purchaser's failure to timely file its Annual Report on Form 10-K for its fiscal year ended June 30, 1997 and Form 10Q for quarters ending March 31, 1997, September 30, 1997, December 31, 1997 (which remain unfiled).

     6.5 Further Representation. No representation or warranty of Purchaser contained in this Agreement contains any untrue statement of, or omits to state, a material fact necessary in order to make the statements made herein, in light of the circumstances under which they are made, not misleading. Copies of all documents listed in the Schedules and furnished or given, or to be furnished or given to Buyer or Buyer's agents are or will be true, complete and genuine.

     SECTION 7.  FURTHER ASSURANCES.

     Each of the parties shall promptly and duly execute, acknowledge and deliver such Asset Purchase Agreement.

Asset Purchase Agreement
assignments, documents, instruments and other assurances, and shall take such other actions, as may be from time to time reasonably necessary or desirable to carry out more effectively the provisions of this Agreement and to establish and protect the rights created or intended to be created in favor of the parties hereunder.

     SECTION 8.  SURVIVAL OF REPRESENTATIONS.

     All representations, warranties and covenants of Seller contained in this Agreement shall survive the Closing Date and shall be fully applicable and effective whether or not Purchaser relies in fact thereon or has knowledge, acquired either before or after the date hereof and whether from Seller or from its own investigation, of any fact at variance with, or of any breach of, any such representation, warranty or covenant.

     SECTION 9.  INDEMNIFICATION.

     9.1 Indemnification by Seller. Seller shall defend, indemnify, and hold Purchaser wholly harmless from and against any and all liability, loss, cost and expense whatsoever (including reasonable fees of legal counsel and related disbursements, whether such fees and disbursements are incurred in connection with trial or appellate proceedings or otherwise) that may be incurred by Purchaser as a result of, or arising out of, or attributable to, or based upon:

          (a) Seller's failure to perform any of its agreements contained in any Seller Agreement or Seller's failure to pay any of its liabilities or to perform any of its obligations other than the Assumed Obligations;

          (b) Noncompliance with the Bulk Sales Article of the Uniform Commercial Code of any applicable jurisdiction;

          (c) Any breach of any representation, warranty, covenant or agreement of Seller set forth herein;

          (d) Any claim, obligation, liability, loss, damage or expense, of whatever kind or nature, contingent or otherwise, known or unknown, incurred or imposed or based upon any provision of federal, state or local law or regulations or common law, applicable to Seller's business or any similar business and arising out of any act or omission of Seller, its employees, agents or representatives occurring prior to the Closing Date; or

          (e) Any liability arising from the assignment to Purchaser of any Assumed Contract without having obtained any required consent to such assignment.

     9.2 Manner of Payment of Finally Determined Claims. The amount of any liability, loss, cost, or expense for which Seller shall be finally determined, pursuant to the provisions of Section


Asset Purchase Agreement

8.3 hereof, to have an obligation to indemnify Purchaser pursuant to this
Section 8, shall be paid to Purchaser in immediately available funds no later than ten (10) days after such final determination.

     9.3  Procedure for Obtaining Indemnification.

          (a) In the event that Purchaser shall claim that it is entitled to be indemnified pursuant to the terms of this Section 8, it shall so notify Seller in writing of such claim. Such notice shall specify the breach of representation, warranty or agreement claimed by Purchaser and the liability, loss, cost or expense incurred by, or imposed upon, Purchaser on account thereof. If such liability, loss, cost or expense is liquidated in amount, the notice shall so state and such amount shall be deemed the amount of the claim of Purchaser. If the amount is not liquidated, the notice shall so state and, in such event, a claim shall be deemed asserted against Seller on behalf of Purchaser, but no payment shall be made on account thereof until the amount of such claim is liquidated and the claim is finally determined.

          (b) If Seller shall not, within twenty (20) days after the receipt of such notice, advise Purchaser, in writing, that it denies the right of Purchaser to indemnity in respect to a claim, then the amount of such claim, at once if said claim is liquidated, or subsequently at such time as any unliquidated claim has become liquidated, shall be deemed to be finally determined between the parties hereto.

          (c) If Seller shall notify Purchaser that it disputes any claim made by Purchaser, then the parties hereto shall endeavor to settle and compromise said claim, or may agree to submit the same to arbitration, and if unable to agree on any settlement, or compromise or submission to arbitration, such claim for indemnification shall be settled by appropriate litigation, and any liability established by reason of such settlement, compromise, arbitration or litigation shall be deemed to be finally determined and shall be paid and satisfied in accordance with this Section 8.

          (d) Purchaser shall promptly give written notice to Seller of any claim of a third party that may reasonably be expected to result in a claim for indemnification hereunder. Seller may elect to settle the claim, and such settled claim shall be deemed to be finally determined and shall be paid and satisfied in accordance wit this Section 8. If seller does not settle the claim, Seller shall then defend such claim at its expense with counsel selected by Seller and reasonably satisfactory to Purchaser. Counsel for Seller and Purchaser shall consult and cooperate at all times in defending against such a claim, but if the proceeding involves claims against Purchaser in addition to the claim for which indemnification under this Section 8 is being sought, the defense of those claims shall be within the sole discretion of Purchaser and its counsel.

     SECTION 10.  MISCELLANEOUS

Asset Purchase Agreement

     10.1 Notices. All notices or other communications required or permitted to be given hereunder shall be, as elected by the person giving such notice, personally delivered or transmitted by postage prepaid certified mail, to the parties as follows:

          (i)  If to Purchaser:

               Java Group, Inc.
               Rob Gillingham, President
               6595 Willingdon
               Suite 1402
               Burnaby, B.C. V5H4E5
               Canada
               (604) 412-9812

          (ii) If to Seller:

               DNR Resources, Inc.
               Howard Stern, President
               100 W. Cypress Creek Road
               5th Floor
               Ft. Lauderdale, Florida 33309

               with a copy to:
               Joel Held
               1717 Main Street
               Suite 4100
               Dallas, Texas 75201

Except as otherwise specified herein, all notices and other communications shall be deemed to have been duly given on (i) the date of receipt if delivered personally, or (ii) five (5) days after posting if transmitted by mail. Any party hereto may change its address for purposes hereof by notice to all other parties hereto.

     10.2 Publicity. Except as required by law, Seller will not make any announcement of the transactions provided for herein except in a manner acceptable to Purchaser.

     10.3 Expenses. Each party shall pay all fees for legal and accounting services incurred by such party in connection with the transactions provided for in this Agreement.

     10.4 Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the successors, legal representatives, and assigns of the parties hereto.


Asset Purchase Agreement

     10.5 No Third Party Beneficiaries. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns. Nothing herein is intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

     10.6 Construction. This Agreement shall be deemed to be made in Texas and shall in all respects be interpreted, construed, and governed by and in accordance with the laws of the State of Texas. No provision of any Seller Agreement shall be construed against or interpreted to the disadvantage of any party hereto or thereto by any court or other governmental or judicial authority by reason of such party's or its counsel's having or being deemed to have structured or drafted such provision.

     10.7 Headings. The headings and subheadings hereof are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

     10.8 Amendment. This Agreement may be amended only in a writing signed by all of the parties hereto.

     10.9 Entire Agreement. This Agreement (together with the Disclosure Schedule and the Seller Agreements, all of which are hereby incorporated herein by reference) merge all prior negotiations between the parties and collectively embody the entire agreement of the parties with respect to the subject matter hereof.

     10.10 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute and be the same instrument.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal on this 16th day of March 1998.

                                       JAVA GROUP, INC.

                                       By: /s/ Rob Gillingham
                                           ---------------------------------
                                           Rob Gillingham, President


                                       DNR RESOURCES, INC.

                                       By: /s/ Howard Stern
                                           ---------------------------------
                                           Howard Stern


Asset Purchase Agreement

                                  EXHIBIT "A"

                                    ASSETS

     All of Seller's oil and gas properties (both real and personal), including all well head and operating equipment, operating supplies, furniture, fixtures, computer software, shop inventory, and leasehold improvements, including but not limited to the following:
          All Seller's interest in Nacatoch, Fireflood SU3, Bodcaw Fee B. Bellevue Field; Bossier Paris, Louisiana
               This includes 62 operating wells, 41 rework wells, 5 wells to be drilled; all well head and operating equipment; operating supplies; accounts receivable; cash flows from operations.

Asset Purchase Agreement

                                  EXHIBIT "B"

     All uncompleted work and/or service contracts, if any, between Seller and customers of Seller (work in process). All information and records regarding same, if any, will be delivered to Purchaser on the effective date.

                              END OF EXHIBIT "B".


ASSET PURCHASE AGREEMENT

                                  EXHIBIT "C"

               Loan Number: 001-0320541400-3
               In the Amount of: $500,000, executed 2/7/97

                    Bank One
               Robert Gray, Vice President Lending
                    400 Texas Street
                    P.O. Box 21116
               Shreveport, LA 71154-0001


Asset Purchase Agreement